UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-11663

COMMUNITY BANKS, INC. 401(k) PLAN

COMMUNITY BANKS, INC.
777 East Park Drive
Harrisburg, PA 17111

750 East Park Drive
Harrisburg, PA 17111
(Former address)

COMMUNITY BANKS, INC. 401(k) PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm		1

Financial Statements

	Statements of Net Assets Available for Benefits	2

	Statements of Changes in Net Assets Available for Benefits	3

	Notes to Financial Statements	4 - 8

Supplemental Schedule

	Schedule of Assets (Held at End of Year)	9 - 14

Signature		15

Exhibit Index
23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Community Banks, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Community Banks, Inc. 401(k) Plan (Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Harrisburg, Pennsylvania
June 27, 2006

COMMUNITY BANKS, INC. 401(k) PLAN
Statements of Net Assets Available for Benefits

As of December 31,	2005	2004

Assets

Investments:
At fair value:
Common stock - employer	$4,897,348	$3,939,981
Pooled separate accounts	12,936,651	10,228,093
Mutual funds	1,148,653	---
U.S. Government agency securities	7,031,744	---
Common stocks	6,245,644	---
Preferred stocks	103,370	---
Corporate notes and bonds	401,531	---
Cash equivalents	139,370	---
At cash surrender value:
Life insurance policies	3,522	3,289
At contract value:
Guaranteed interest accounts	97,010	71,975
At cost:
Participant loans	253,156	241,433
	33,257,999	14,484,771
Receivables:
Employer’s contribution	1,562,660	1,491,785
Employees’ contribution	52,423	---
Accrued interest and dividends	85,305	---
	1,700,388	1,491,785

Cash (non-interest bearing)	30,462	26,689

Net assets available for benefits	$34,988,849	$16,003,245

The accompanying notes are an integral part of the financial statements.

COMMUNITY BANKS, INC. 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits

For the years ended December 31,	2005	2004

Investment income:
Net appreciation in fair value of investments	$920,439	$633,919
Interest and dividends	245,603	104,666

	1,166,042	738,585
Contributions:
Participants	1,243,020	1,142,202
Employer	1,562,660	1,491,785
Rollover contributions	166,404	263,079

	2,972,084	2,897,066

Benefits paid to participants	(1,734,288)	(841,173)

Insurance premium payments	(258)	(641)

Administrative fees	(58,764)	(37,695)

Net increase in plan assets before assets transferred in	2,344,816	2,756,142

Assets transferred in	16,640,788	---

Net increase in plan assets	18,985,604	2,756,142

Net Assets Available for Benefits - Beginning of Year	16,003,245	13,247,103

Net Assets Available for Benefits - End of Year	$34,988,849	$16,003,245

The accompanying notes are an integral part of the financial statements.

COMMUNITY BANKS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION

The following description of the Community Banks, Inc. 401(k) Plan (the “Plan”) provides an abbreviated summary of the general provisions of the Plan. Participants should refer to the Plan document for a more complete explanation of plan design.

General

The Community Banks, Inc. 401(k) Plan was established for the employees of Community Banks, Inc. (“Community” or the “Plan Sponsor”) on January 1, 1986 as a defined contribution plan providing retirement benefits to all eligible employees. Eligible employees must have completed three months of service with Community, attained the age of 21, and be employed on the last day of the Plan year (December 31) to be eligible to receive the discretionary profit-sharing distribution (“non-elective discretionary contribution”), described later in this section.

Plan Transfer

On July 1, 2005, Community merged with PennRock Financial Services Company (PennRock) and its wholly-owned subsidiaries, including its primary banking subsidiary, Blue Ball National Bank (Blue Ball). PennRock and Blue Ball maintained two predecessor defined contribution plans: The Blue Ball National Bank Profit Sharing Trust and the Blue Ball National Bank 401(k) Plan (the “acquired plans”). On November 1, 2005, the acquired plans were merged into the Community Banks, Inc. 401(k) Plan pursuant to those amendments which effectuated the transfer of sponsorship of the acquired plans to Community. The amounts transferred in from the Blue Ball National Bank Profit Sharing Trust and the Blue Ball National Bank 401(k) Plan amounted to $15,570,484 and $1,070,304, respectively. The assets were invested in various common stocks (including common stock of Community), mutual funds, preferred stocks, corporate notes and bonds, and U.S. Government agency securities. All non-elective discretionary contributions became fully vested for any employees who were terminated as a direct result of the merger.

Participation

An employee becomes a participant of the Plan on the first day of the calendar quarter following the date he or she satisfies the eligibility requirements. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Service Rules

Employees are credited with a year of service for each year during which s/he completes 500 hours of service within a 12-consecutive month vesting computation period, as defined under the Plan.

Contributions

On an annual basis, participants in the Plan may elect to defer not less than 1%, nor more than 70%, of their pretax annual compensation subject to Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants may direct the investment of the contributions into various investment options offered by the Plan. These investment options consist primarily of pooled separate accounts and guaranteed investment contracts that are managed by the designated insurance carrier for the Plan. Currently, participants also have the option to invest in the common stock of the Plan Sponsor.

The Plan operated as a safe harbor 401(k) plan in both 2004 and 2005, using a 3% non-elective safe harbor contribution. The Plan Sponsor has the option to contribute additional non-elective discretionary contributions to the Plan at the discretion of the Company’s Board of Directors (the “Board”). During 2005 and 2004, the Board approved additional non-elective discretionary contributions of 3% and 4%, respectively, of eligible compensation.

COMMUNITY BANKS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION (continued)

Participant Accounts

Each participant’s account is credited with an allocation of various contributions, Plan earnings (including unrealized appreciation or depreciation of Plan assets), and forfeitures of the nonvested portion of terminated participants’ non-elective discretionary contributions of the employer. Each participant’s account is also charged with an allocation of administrative expenses. All allocations are based on participants’ compensation and/or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the amount which can be provided from the participant’s individual vested account balance.

Vesting

Participants are immediately vested in both their elective contributions, rollovers, and in the employer’s 3% non-elective safe harbor contribution. Vesting of the non-elective discretionary contribution and related earnings thereon will be determined based upon the following vesting schedule:

Years of Service  Vested Interest
1…………………………20%
2…………………………40%
3…………………………60%
4…………………………80%
5………………………...100%

A participant is eligible to receive his or her share of the non-elective discretionary contribution if they are employed on the last day of the plan year. A terminated employee may be eligible to receive an allocation of the non-elective discretionary contribution if such termination occurs prior to the end of the plan year but only if such termination is due to retirement, death, or disability.

Participant Loans

Participants may borrow from the Plan in an amount not to exceed 50% of the participant’s vested account balance. Participants are prohibited from borrowing in amounts less than $1,000 or more than $50,000. All loans are required to bear a reasonable rate of interest and must have a defined repayment period. Loan repayments must be made within a period not to exceed 5 years (unless the proceeds are used to acquire a principal residence) and must be made no less frequently than on a quarterly basis.

Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or in a series of installment payments over a period not to exceed the participant’s assumed life expectancy as determined at the date of distribution. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested account balance does not exceed $1,000 ($5,000 prior to March 28, 2005). If the vested account balance exceeds $1,000, the assets will generally be held in the Plan until the participant’s normal or early retirement date. However, terminated participants may elect to receive their vested account balances as soon as administratively possible.

COMMUNITY BANKS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION (continued)

Forfeitures

The unvested balances of terminated participants will be forfeited and allocated to the remaining participants. Under an amendment made to the Plan in 2005, beginning January 1, 2006, unallocated forfeitures will be used to pay administrative costs of the Plan or to reduce any future employer contributions made under the Plan. At December 31, 2005, unallocated forfeitures totaled $26,062. During the year ended December 31, 2004, forfeitures totaling $29,490 were allocated to remaining participants.

Administrative Expenses

The Plan absorbs the cost of fees paid to the designated insurance carrier for the Plan and to CommunityBanks Trust Department for reimbursement of direct expenses paid to third party service providers in connection with assets managed by the Trust Department. All other expenses are paid directly by the Plan Sponsor.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies that have been consistently applied in the preparation of the accompanying financial statements is as follows:

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Valuation of Investments

Investments in cash, money market funds and participant loans are stated at cost, which approximates fair value. Pooled separate accounts are valued at the net value of participation units, which are generally valued by the designated insurance carrier based upon quoted market prices of the underlying assets. Life insurance policies are valued at cash surrender value which approximates fair value. Guaranteed interest accounts are valued at contract value (which represents contributions made under the contract, plus earnings, less withdrawals) because it is fully benefit responsive. Therefore, the contract value approximates fair value. All other investments are stated at fair value by reference to quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are reported on the ex-dividend date.

Plan investments are subject to various risks, including interest rate, market and credit risks. It is reasonably possible to assume that changes in any component of these risks may materially affect the value of investment assets reported in participant account balances and in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits

Benefit payments to participants are recorded when made.

Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and require the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

COMMUNITY BANKS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2005	2004
Community Banks, Inc. - Common Stock - Employer	$4,897,348	$3,939,981

John Hancock USA - JH Lifestyle Balanced 640	$3,872,409	$3,058,801

John Hancock USA - JH Lifestyle Growth 820 (VS)	$2,000,971	$1,692,018

John Hancock USA - JH Lifestyle Moderate 460 (VS)	*	$849,728

* Less than 5%

The net appreciation in fair value of investments (including gains and losses on investments bought, sold and held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2005	2004

Investments at estimated fair value:
Pooled separate accounts	$697,418	$1,062,809

Investments at fair value as determined by quoted market prices:
Common stock - employer	(26,700)	(428,890)
Mutual funds	37,547	---
U.S. Government agency securities	14,107	---
Common stock	201,445	---
Preferred stock	(200)	---
Corporate notes and bonds	(3,178)	---
	$920,439	$633,919

The guaranteed interest accounts have yields ranging from 1.94% to 3.60% and 2.26% to 3.78% for the years ended December 31, 2005 and 2004, respectively. The interest rate is adjusted periodically by the insurance carrier. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

COMMUNITY BANKS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - PLAN TERMINATION

The Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the limitations of ERISA. In the event of Plan termination, participants would have a 100% vested interest in their individual accounts as of the date of termination, at which time all amounts would be distributed.

NOTE 5 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor via a letter dated August 31, 2005, that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (‘the Code”). Further, the Plan administrator and other Plan advisors believe that the Plan remains in compliance with the applicable requirements of the Code since the date of that determination.

NOTE 6 - PARTIES-IN-INTEREST TRANSACTIONS

The Plan held 174,905 shares and 139,775 shares of Community Banks, Inc., common stock at December 31, 2005, and December 31, 2004, respectively. Included in the 174,905 shares held at December 31, 2005, are 23,162 shares held in a 401(k) trust account managed by CommunityBanks Trust Department. When the Blue Ball plans merged into the Plan on November 1, 2005, Blue Ball participants were given the option of directing their plan balances into pooled separate accounts and guaranteed interest accounts managed by the designated insurance carrier for the Plan or into assets managed by CommunityBanks Trust Department.

The fair value of the Community Banks, Inc., common stock totaled $4,897,348 and $3,939,981 at December 31, 2005 and 2004, respectively. The net realized/unrealized depreciation of the fair value of Community Banks, Inc., common stock during 2005 and 2004 was $26,700 and $428,890, respectively. As of December 31, 2005 and 2004, the shares of Community Banks, Inc., common stock represent more than 5% of net assets available for benefits.

Plan investments include pooled separate accounts and guaranteed interest accounts that are managed by the designated insurance carrier for the Plan and assets managed by CommunityBanks Trust Department. Administrative fees paid by the Plan to the insurance carrier totaled $34,817 and $37,695 for the years ended December 31, 2005 and 2004, respectively. Administrative fees paid by the Plan to CommunityBanks Trust Department totaled $23,947 for the year ended December 31, 2005. Administrative fees paid to CommunityBanks Trust Department are reimbursements of direct expenses incurred by the Trust Department: $16,392 for third party investment advisory services and the remainder for third party securities depository services and outside accounting systems.

As previously discussed, the Plan may issue loans to participants that are secured by participant account balances. All of these transactions qualify as party-in-interest transactions. All other transactions that may be considered parties-in-interest transactions relate to normal plan management and administrative services.

COMMUNITY BANKS, INC. 401(k) PLAN
Schedule of Assets (Held at End of Year)
Form 5500, December 31, 2005 - Schedule H - Line 4i
Employer Identification Number: 23-2251762
Plan Number: 003

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value

*	Community Banks, Inc.	Common stock - Employer	**	$ 4,897,348
				4,897,348

*	John Hancock USA - 500 Index Fund	Pooled separate accounts	**	181,186
*	John Hancock USA - Active Bond Fund (VS)	Pooled separate accounts	**	192,787
*	John Hancock USA - All Cap Core Fund (VS)	Pooled separate accounts	**	30,433
*	John Hancock USA - All Cap Growth Fund (VS)	Pooled separate accounts	**	73,034
*	John Hancock USA - All Cap Value Fund (VS)	Pooled separate accounts	**	29,651
*	John Hancock USA - Blue Chip Growth Fund (VS)	Pooled separate accounts	**	153,908
*	John Hancock USA - Capital Appreciation Fund (VS)	Pooled separate accounts	**	33,559
*	John Hancock USA - Classic Value Fund (VS)	Pooled separate accounts	**	270
*	John Hancock USA - Core Equity Fund (VS)	Pooled separate accounts	**	366
*	John Hancock USA - Dynamic Growth Fund (VS)	Pooled separate accounts	**	40,925
*	John Hancock USA - Emerging Growth Fund	Pooled separate accounts	**	9,188
*	John Hancock USA - Emerging Small Co Fund (VS)	Pooled separate accounts	**	44,589
*	John Hancock USA - Equity Income Fund (VS)	Pooled separate accounts	**	378,590
*	John Hancock USA - Financial Services Fund (VS)	Pooled separate accounts	**	38,876
*	John Hancock USA - Fundamental Value Fund (VS)	Pooled separate accounts	**	97,120
*	John Hancock USA - Global Allocation Fund (VS)	Pooled separate accounts	**	21,123
*	John Hancock USA - Global Bond Fund (VS)	Pooled separate accounts	**	31,604
*	John Hancock USA - Global Fund (VS)	Pooled separate accounts	**	84,804
*	John Hancock USA - Health Sciences Fund (VS)	Pooled separate accounts	**	87,100
*	John Hancock USA - High Yield Fund (VS)	Pooled separate accounts	**	54,828
*	John Hancock USA - Income & Value Fund (VS)	Pooled separate accounts	**	276,920
*	John Hancock USA - International Stock Fund (VS)	Pooled separate accounts	**	57,313
*	John Hancock USA - International Value Fund (VS)	Pooled separate accounts	**	65,346
*	John Hancock USA - Intl Equity Index Fund	Pooled separate accounts	**	16,592
*	John Hancock USA - Intl Small Cap Fund (VS)	Pooled separate accounts	**	8,679
*	John Hancock USA - Investment Qual Bond Fund (VS)	Pooled separate accounts	**	84,404
*	John Hancock USA - JH American Funds Am Balanced	Pooled separate accounts	**	36,015
*	John Hancock USA - JH American Funds EuroPacific	Pooled separate accounts	**	11,536
*	John Hancock USA - JH American Funds Growth Fund	Pooled separate accounts	**	42,186
*	John Hancock USA - JH American Funds Inv Co Am	Pooled separate accounts	**	14,280
*	John Hancock USA - JH American Funds Wash Mutual	Pooled separate accounts	**	76,908
*	John Hancock USA - JH Lifestyle Aggressive 1000 (VS)	Pooled separate accounts	**	304,380
*	John Hancock USA - JH Lifestyle Balanced 640	Pooled separate accounts	**	3,872,409
*	John Hancock USA - JH Lifestyle Conservative 280 (VS)	Pooled separate accounts	**	504,508
*	John Hancock USA - JH Lifestyle Growth 820 (VS)	Pooled separate accounts	**	2,000,971
*	John Hancock USA - JH Lifestyle Moderate 460 (VS)	Pooled separate accounts	**	1,020,228
*	John Hancock USA - Large Cap Growth Fund (VS)	Pooled separate accounts	**	49,890
*	John Hancock USA - Large Cap Value Fund (VS)	Pooled separate accounts	**	12,093
*	John Hancock USA - Mid Cap Core Fund (VS)	Pooled separate accounts	**	929
*	John Hancock USA - Mid Cap Index Fund	Pooled separate accounts	**	285,475
*	John Hancock USA - Mid Cap Stock Fund (VS)	Pooled separate accounts	**	111,522
*	John Hancock USA - Mid Cap Value Fund	Pooled separate accounts	**	110,969
*	John Hancock USA - Money Market Fund	Pooled separate accounts	**	516,374
*	John Hancock USA - Natural Resources Fund (VS)	Pooled separate accounts	**	25,368
*	John Hancock USA - Pacific Rim Fund (VS)	Pooled separate accounts	**	11,510
*	John Hancock USA - Quan AC	Pooled separate accounts	**	4,840

COMMUNITY BANKS, INC. 401(k) PLAN Schedule of Assets (Held at End of Year) Form 5500, December 31, 2005 - Schedule H - Line 4i Employer Identification Number: 23-2251762 Plan Number: 003 (continued)
*	John Hancock USA - Quantitative Mid Cap Fund	Pooled separate accounts	**	9,770
*	John Hancock USA - Quantitive Value Fund	Pooled separate accounts	**	8,335
*	John Hancock USA - Real Est. Securities Fund (VS)	Pooled separate accounts	**	259,625
*	John Hancock USA - Real Return Bond Fund (VS)	Pooled separate accounts	**	7,800
*	John Hancock USA - Science & Technology Fund (VS)	Pooled separate accounts	**	92,486
*	John Hancock USA - Small Cap Index Fund	Pooled separate accounts	**	76,248
*	John Hancock USA - Small Cap Opportunities	Pooled separate accounts	**	153,933
*	John Hancock USA - Small Co (VS)	Pooled separate accounts	**	1,890
*	John Hancock USA - Small Company Value Fund (VS)	Pooled separate accounts	**	242,707
*	John Hancock USA - Special Value Fund (VS)	Pooled separate accounts	**	1,357
*	John Hancock USA - Strategic Bond Fund (VS)	Pooled separate accounts	**	59,809
*	John Hancock USA - Strategic Income Fund (VS)	Pooled separate accounts	**	2,048
*	John Hancock USA - Strategic Opps Fund (VS)	Pooled separate accounts	**	80,082
*	John Hancock USA - Strategic Value Fund (VS)	Pooled separate accounts	**	46,842
*	John Hancock USA - Total Return Fund (VS)	Pooled separate accounts	**	166,166
*	John Hancock USA - Total Stock Market Index Fund	Pooled separate accounts	**	82,725
*	John Hancock USA - U.S. Core Fund (VS)	Pooled separate accounts	**	176,771
*	John Hancock USA - U.S. Global Leaders (VS)	Pooled separate accounts	**	29,667
*	John Hancock USA - U.S. Government Secs Fund	Pooled separate accounts	**	91,314
*	John Hancock USA - U.S. Large Cap Fund (VS)	Pooled separate accounts	**	71,127
*	John Hancock USA - Utilities Fund (VS)	Pooled separate accounts	**	30,947
*	John Hancock USA - Value Fund (VS)	Pooled separate accounts	**	139,416
				12,936,651

	Baron Small Cap Fund	Mutual funds	**	22,380
*	Charles Schwab Institutional Select S&P 500	Mutual funds	**	24,788
	Credit Suisse Japan Equity Fund	Mutual funds	**	258
	Dodge/Cox Income Fund	Mutual funds	**	793
	Fidelity Advisor Small Cap Inst Fund	Mutual funds	**	200,141
	Fidelity Diversified Intl Fund	Mutual funds	**	392,985
	Fidelity Mid Cap Fund	Mutual funds	**	212,440
	Janus Balanced Fund	Mutual funds	**	33,041
	Loomis Sayles Bond Fund Cl 1	Mutual funds	**	9,493
	Marsico Focus Fund	Mutual funds	**	42,162
	PIMCO Total Return Fund Class D	Mutual funds	**	7,284
	Pioneer Growth Leaders Fund	Mutual funds	**	4,055
	RS Diversified Growth Fund	Mutual funds	**	803
	T. Rowe Price - Personal Strategy Balanced Fund	Mutual funds	**	4,856
	T. Rowe Price - Personal Strategy Growth Fund	Mutual funds	**	143,468
	Weitz Value Fund	Mutual funds	**	42,889
	White Oak Growth Stock Fund	Mutual funds	**	6,817
				1,148,653

	Federal Home Loan Mtg Corp - par value $250,000 - 3.25% Due 02/25/08	U.S. Govt agency securities	**	242,110
	Federal Home Loan Mtg Corp - par value $50,000 - 3.25% Due 11/02/07	U.S. Govt agency securities	**	48,531
	Federal Home Loan Mtg Corp - par value $250,000 - 5.0% Due 05/23/12	U.S. Govt agency securities	**	245,343

COMMUNITY BANKS, INC. 401(k) PLAN Schedule of Assets (Held at End of Year) Form 5500, December 31, 2005 - Schedule H - Line 4i Employer Identification Number: 23-2251762 Plan Number: 003 (continued)
Federal Home Loan Bank - par value $250,000 - 4.3% Due 11/28/06	U.S. Govt agency securities	**	248,985
Federal Home Loan Bank - par value $250,000 - 3.5% Due 11/15/07	U.S. Govt agency securities	**	244,375
Federal Home Loan Bank - par value $250,000 - 4.0% Due 11/13/09	U.S. Govt agency securities	**	243,595
Federal Home Loan Bank - par value $%250,000 - 3.375% Due 02/15/08	U.S. Govt agency securities	**	243,048
Federal Home Loan Bank - par value $250,000 - 3.2% Due 09/20/07	U.S. Govt agency securities	**	238,875
Federal Home Loan Bank - par value $250,000 - 2.375% Due 02/15/06	U.S. Govt agency securities	**	249,375
Federal Home Loan Bank - par value $250,000 - 5.0% Due 05/03/10	U.S. Govt agency securities	**	248,125
Federal Home Loan Bank - par value $250,000 - 5.0% Due 06/15/12	U.S. Govt agency securities	**	246,173
Federal Home Loan Bank - par value $250,000 - 4.75% Due 06/09/10	U.S. Govt agency securities	**	246,797
Federal Home Loan Bank - par value $250,000 - 5.15% Due 06/14/13	U.S. Govt agency securities	**	246,408
Federal Home Loan Bank - par value $25,000 - 5.22% Due 06/23/09	U.S. Govt agency securities	**	24,961
Federal Home Loan Bank - par value $250,000 - 5.125% Due 11/18/13	U.S. Govt agency securities	**	232,504
Federal Home Loan Bank - par value $150,000 - 5.0% Due 05/10/11	U.S. Govt agency securities	**	148,313
Federal Home Loan Bank - par value $250,000 - 4.625% Due 01/05/12	U.S. Govt agency securities	**	243,908
Federal Farm Credit Bank - par value $250,000 - 5.625% Due 01/23/06	U.S. Govt agency securities	**	250,158
Federal Farm Credit Bank - par value $250,000 - 4.6% Due 01/23/07	U.S. Govt agency securities	**	249,533
Federal Farm Credit Bank - par value $250,000 - 5.55% Due 03/26/08	U.S. Govt agency securities	**	254,297
Federal Farm Credit Bank - par value $250,000 - 5.35% Due 01/30/09	U.S. Govt agency securities	**	254,845
Federal Farm Credit Bank - par value $200,000 - 3.85% Due 08/13/07	U.S. Govt agency securities	**	197,250
Federal Farm Credit Bank - par value $200,000 - 3.47% Due 10/03/07	U.S. Govt agency securities	**	171,335
Federal Farm Credit Bank - par value $250,000 - 4.375% Due 12/20/10	U.S. Govt agency securities	**	245,547
Federal Farm Credit Bank - par value $250,000 - 4.65% Due 11/29/11	U.S. Govt agency securities	**	244,765
Federal Home Loan Bank - par value - $300,000 - 2.7% Due 12/18/07	U.S. Govt agency securities	**	288,750
Federal National Mtg Assoc - par value $250,000 - 3.25% Due 01/15/08	U.S. Govt agency securities	**	242,890
Federal National Mtg Assoc - par value $250,000 - 3.5% Due 01/28/08	U.S. Govt agency securities	**	243,985

COMMUNITY BANKS, INC. 401(k) PLAN Schedule of Assets (Held at End of Year) Form 5500, December 31, 2005 - Schedule H - Line 4i Employer Identification Number: 23-2251762 Plan Number: 003 (continued)
Federal National Mtg Assoc - par value $250,000 - 3.55% Due 12/20/07	U.S. Govt agency securities	**	244,452
Federal National Mtg Assoc - par value $250,000 - 5.0% Due 08/24/10	U.S. Govt agency securities	**	248,047
Tennessee Valley Authority - par value $250,000 - 5.375% Due 11/13/08	U.S. Govt agency securities	**	254,464
			7,031,744

Allstate Corp	Common stocks	**	75,698
Apache Corp	Common stocks	**	6,852
ATI Technologies	Common stocks	**	1,699
Baxter Intl Inc	Common stocks	**	94,125
Bear Stearns Co	Common stocks	**	99,355
Bellsouth Corp	Common stocks	**	40,650
Canadian Natural Res	Common stocks	**	2,479
Capital One Finl	Common stocks	**	207,360
Chevron Corp	Common stocks	**	76,072
Cisco Systems Inc	Common stocks	**	102,720
Citigroup Inc	Common stocks	**	283,901
Colgate Palmolive	Common stocks	**	302,772
Darden Restaurants	Common stocks	**	174,960
Dentsply International	Common stocks	**	161,070
Devon Energy Corp	Common stocks	**	193,874
Dover Corp	Common stocks	**	121,470
DTE Energy Co	Common stocks	**	79,902
Earthshell Corp	Common stocks	**	208
Express Scripts	Common stocks	**	134,080
Exxon Mobil Corp	Common stocks	**	168,510
First Data Corp	Common stocks	**	172,040
Fiserv inc	Common stocks	**	189,306
Florida Power/Light	Common stocks	**	83,120
General Electric Co	Common stocks	**	175,250
General Mills Inc	Common stocks	**	98,640
Home Depot Inc	Common stocks	**	97,152
Intel Corp	Common stocks	**	149,760
Ishares MSCA Emerging Mkt	Common stocks	**	198,563
Johnson & Johnson	Common stocks	**	129,215
Lehman Brothers	Common stocks	**	105,099
Lowes Companies Inc	Common stocks	**	153,318
Masco Corp	Common stocks	**	135,855
Medtronic Inc	Common stocks	**	201,495
Microsoft Corp	Common stocks	**	143,825
Paragon Techno Inc	Common stocks	**	17,910
Pepsico Inc	Common stocks	**	155,085
Pfizer Inc	Common stocks	**	140,923
Praxair Inc	Common stocks	**	154,908
Proctor & Gamble	Common stocks	**	171,904
Schering Plough Corp	Common stocks	**	97,995

COMMUNITY BANKS, INC. 401(k) PLAN Schedule of Assets (Held at End of Year) Form 5500, December 31, 2005 - Schedule H - Line 4i Employer Identification Number: 23-2251762 Plan Number: 003 (continued)
	Target Corp	Common stocks	**	233,623
	Texas Instruments Inc	Common stocks	**	160,350
	UTD Technologies Corp	Common stocks	**	103,993
	Verizon Communications	Common stocks	**	122,137
	WalMart Stores Inc	Common stocks	**	160,290
	Wrigley Wm Jr Co	Common stocks	**	99,735
	Wyeth	Common stocks	**	101,354
	Zimmer Holdings Inc	Common stocks	**	163,542
	Zones Inc	Common stocks	**	1,500
				6,245,644

	Merrill Lynch Pfd 8%	Preferred stocks	**	77,640
	Merrill Lynch Pfd 7.12% Capital Trust	Preferred stocks	**	25,730
				103,370

	CNA Financial - par value $25,000 - 6.45% Due 01/15/08	Corporate notes and bonds	**	25,535
	Coca Cola Enterprise - par value $125,000 - 5.75% Due 11/01/08	Corporate notes and bonds	**	128,193
	Ford Motor Credit Co - par value $50,000 - 5.8% Due 1/12/09	Corporate notes and bonds	**	43,617
	GCB SBC Commun Inc - par value $125,000 - 5.75% Due 5/02/06	Corporate notes and bonds	**	125,316
	Goldman Sachs Group Inc - par value $50,000 - 7.35% Due 10/01/09	Corporate notes and bonds	**	53,825
	McCormick & Company - par value $25,000 - 6.24% Due 2/01/06	Corporate notes and bonds	**	25,045
				401,531

*	Charles Schwab - Money Market Fund	Cash equivalents	**	71,913
	NASDAQ Unit Series 1	Cash equivalents	**	4,041
	Federated Prime Obligations Fund	Cash equivalents	**	63,416
				139,370

	MassMutual Life Insurance Co.	Life insurance policies	**	3,522
				3,522

*	John Hancock USA - 3 Year Compound	Guaranteed interest account	**	26,945
*	John Hancock USA - 5 Year Compound	Guaranteed interest account	**	53,724
*	John Hancock USA - 10 year Compound	Guaranteed interest account	**	16,341
				97,010

*	Participant Loans	5.0% - 8.25%	- 0 -	253,156
				253,156

COMMUNITY BANKS, INC. 401(k) PLAN Schedule of Assets (Held at End of Year) Form 5500, December 31, 2005 - Schedule H - Line 4i Employer Identification Number: 23-2251762 Plan Number: 003 (continued)

	Total investments	$ 33,257,999

*	Party-in-interest
**	Historical cost information is not required to be disclosed for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY BANKS, INC. 401(k) PLAN

Date: June 29, 2006	By: /s/ Richard A. Soulies
Richard A. Soulies
Plan Administrator